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                         May 27, 2021

       Joshua Goldstein
       General Counsel
       Masterworks 055, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 055,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 3, 2021
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed May 25, 2021
                                                            File No. 024-11516

       Dear Mr. Goldstein:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

             Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-
       3222 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Laura Anthony